FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software and nefos win salesforce.com-SAP integration award at Cloudforce Munich

PRESS RELEASE

Magic Software and nefos win salesforce.com-SAP integration award at Cloudforce Munich

Award given for outstanding achievements integrating salesforce.com and SAP in a customer project

Or-Yehuda, Israel, October 28, 2010 –Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise application platform and business integration solutions, together with nefos GmbH, have won the integration award at this year’s Cloudforce event in Munich, Germany.  The award ceremony, the first of its kind for Cloudforce, took place during the opening keynote presentation.

Cloudforce Munich is one of the largest cloud computing events in Europe, with this, the only award of the event, presented in front of over 1,000 attendees.  Magic Software and nefos received the award for their outstanding achievements in integrating salesforce.com and SAP in a customer project.

“I am very proud to accept this award on behalf of all of us at the Magic Software team,” said Stephan Romeder, managing director for Magic Software Germany.  “With the iBOLT platform, we have an outstanding tool for delivering rapid, certified code-free application and data integration – an advantage that our partner nefos has leveraged for implementing the unique integration needs of its customers.”

“Using iBOLT it took us only three months to integrate salesforce.com with five different SAP systems, an additional four other ERP systems, a mobile application and an online fax solution. iBOLT now manages the data processing of more than one million accounts, 340,000 contracts and one million sales orders,” said Robert Santner, managing director for nefos GmbH.

The iBOLT business integration suite is available in special editions designed to facilitate rapid, code-free and visually intuitive integration of well-known business applications such as salesforce.com, SAP Business One and SAP R/3.

The iBOLT business integration platform is used in hundreds of integration projects worldwide.

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iBOLT Resources

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iBOLT White Papers

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iBOLT customer stories

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Find out more about iBOLT

Notes for Editors

iBOLT’s code-free approach is facilitated by a pre-compiled and pre-configured coding engine based upon Magic Software’s 25 years of application development experience. This enables both simple and complex business processes to be designed and implemented quickly and easily – and also makes it more cost-efficient to assimilate and integrate future IT application acquisitions.

iBOLT is a code-free business and process integration suite. The product works seamlessly with solutions such as SAP Business One, SAP ERP, Salesforce.com, Oracle JD Edwards, IBM i applications and databases (AS/400), Lotus Notes applications, forms and databases, healthcare systems using HL7, Microsoft Dynamics CRM, Microsoft SharePoint, EDI systems, and many more.

iBOLT versions 2.5 and 3 have been certified by SAP. Magic Software is also the recipient of the “2005 Solution Partner Leadership in Innovation” award, the “2006 ISV Partner Quality Excellence Award” from SAP America and the “2008 Global Solution Partner Award” from SAP AG.

iBOLT is a Salesforce.com Appexchange certified product and Magic Software is a Salesforce.com AppExchange partner.

About nefos

nefos is a premier consulting partner of salesforce.com located in Zurich, Switzerland. The company supports organizations in planning, implementing and operating cloud-based customer relationship solutions. Customer specific integrations to legacy systems (e.g. SAP) or functional expansion of the Force.com platform are available through our development team. With deep experience from implementing complex salesforce.com solutions at large clients including integration with ERP systems, nefos delivers the services required to enable you to make the most of your CRM investments.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform solutions – including full client, rich internet applications (RIA), mobile or Software-as-a-Service (SaaS) modes – and business and process integration solutions. Magic Software has 13 offices worldwide and a presence in over 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry-related news, business issues and trends, read the Magic Software Blog.

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Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. SAP, SAP NetWeaver and all SAP logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries. Microsoft SharePoint® and Microsoft Dynamics CRM are registered trademarks of Microsoft Corporation. Oracle, JD Edwards, JD Edwards World and JD Edwards EnterpriseOne are trademarks or registered trademarks of Oracle and/or its affiliates. All other trademarks are the trademarks of their respective owners.

Press contacts:

USA

UK

Others

Cathy Caldeira

Ranbir Sahota

Tania Amar

Metis Communications

Vitis PR Agency

Magic Software

Tel: +1-617-236-0500

Tel: +44 (0)121 242 8048

Tel. +972 (0)3 538 9300

Email: magicsoftware@metiscomm.com

Email: ranbir@vitispr.com

Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2010	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software and nefos win salesforce.com-SAP integration award at Cloudforce Munich

Exhibit 10.1